UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

RAPID THERAPEUTIC SCIENCE LABORATORIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

753431105
(CUSIP Number)

February 17, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☒Rule 13d-1(c)

☐Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)..

CUSIP No. 753431105	Schedule 13G	Page 2 of 5

1.	Names of Reporting Persons Disciples of the Way Ministries

2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]

3.	Sec Use Only

4.	Citizenship or Place of Organization Texas

	5.	Sole Voting Power 11,674,771
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 11,674,771

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,674,771

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.0%

12.	Type of Reporting Person (See instructions) Other

CUSIP No. 753431105	Schedule 13G	Page 3 of 5

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Disciples of the Way Ministries (“Ministries”), in connection with the common stock, $0.001 par value per share (“Common Stock”) of Rapid Therapeutic Science Laboratories, Inc., a Nevada corporation (the “Issuer”).

Item 1(a)Name of Issuer.

Rapid Therapeutic Science Laboratories, Inc.

Item 1(b)Address of Issuer’s Principal Executive Offices.

15800 Dooley Road, Suite 200

Addison, Texas 75001

Item 2(a)Name of Person Filing.

Disciples of the Way Ministries

Item 2(b)Address of Principal Business Office, or, if none, Residence.

6500 Greenville Ave, Suite 190

Dallas, Texas 75206

Item 2(c)Citizenship or Place of Organization.

Disciples of the Way Ministries is a non-profit corporation incorporated under the laws of the State of Texas.

Item 2(d)Title of Class of Securities.

Common stock, $0.001 par value per share (the “Common Stock”).

Item 2(e)CUSIP Number.

753431105

Item 3Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

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Item 4Ownership.

(a)Ministries beneficially owns 11,674,771 shares of Common Stock.

(b)Ministries beneficially owns 6.0% of the outstanding shares of Common Stock. This percentage is determined by dividing 11,674,771, by 193,516,921 shares of outstanding Common Stock of the Issuer as confirmed by the Issuer’s transfer agent on July 26, 2021.

(c)Ministries has the sole power to vote and dispose of 11,674,771 shares of Common Stock.

Item 5Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8Identification and Classification of Members of the Group.

Inapplicable.

Item 9Notice of Dissolution of Group.

Inapplicable.

Item 10Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 753431105	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Disciples of the Way Ministries
July 26, 2021
/s/ Karim Baidaoui
Karim Baidaoui
Its: Executive Director